

August 7, 2014

Via E-mail
Mr. Keith D. Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive, Fourth Floor
Redwood City, CA 94065

      Re: **Equinix, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              Response Dated July 3, 2014
              File No. 000-31293

Dear Mr. Taylor:

      We have reviewed your response letter and have the following comments. As noted in our letter dated June 20, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements

Revision of Previously-Issued Financial Statements

1.   We note your response to prior comment 3. You state that you evaluated the deficiency in the design of your controls over non-recurring installation fees "and determined that this deficiency did not rise to the level of a material weakness." Please explain in greater detail your evaluation of the severity of this control deficiency. Your response should include a detailed description of how your analysis considered potential misstatements

that could have occurred due to the existence of the deficiency. Please refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 **"Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934."**

2.   Similarly, please tell us how you evaluated the severity of the other control deficiencies that were identified in connection with the immaterial error corrections noted in your filing (recoverable taxes in Brazil, foreign currency embedded derivatives, cash flow reclassification, and errors in depreciation, stock-based compensation, and property tax accruals). Please include in your response how you considered aggregation of these deficiencies and the deficiency referenced above related to non-recurring installation fees in your evaluation. In particular, discuss whether and how aggregation was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework (especially the monitoring component in light of the operating deficiencies and the risk assessment component in light of the design deficiencies).

3.   Finally, we note the establishment of a shared service center in EMEA and Asia-Pacific regions, the implementation of in-depth financial statement reviews of components by senior members of the corporate accounting team through on-site interviews and inspections, as well as other changes to ICFR in response to the deficiencies noted. We also note that you do not believe any of these changes have materially affected or are reasonably likely to materially affect your ICFR in any individual fiscal period. Please describe how the company considered the extent to which any of these changes constituted material changes for purposes of quarterly disclosure of such changes.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director